SCHEDULE 13E-4

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 1998
                       SECURITIES ACT FILE NO. 333-17425
                   INVESTMENT COMPANY ACT FILE NO. 811-07957

                            ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                       GT GLOBAL FLOATING RATE FUND, INC.
                                (Name of Issuer)
                       GT GLOBAL FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)
               SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   361969108
                     (CUSIP Number of Class of Securities)
                              WILLIAM J. GUILFOYLE
                       GT GLOBAL FLOATING RATE FUND, INC.
                        50 CALIFORNIA STREET, 27TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-6181
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

               ARTHUR J. BROWN, ESQ.                         MICHAEL A. SILVER, ESQ.
              R. CHARLES MILLER, ESQ.                         CHANCELLOR LGT ASSET
            KIRKPATRICK & LOCKHART LLP                          MANAGEMENT, INC.
          1800 MASSACHUSETTS AVENUE, N.W.               50 CALIFORNIA STREET, 27TH FLOOR
              WASHINGTON, D.C. 20036                     SAN FRANCISCO, CALIFORNIA 94111

                                 MAY 18, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

CALCULATION OF FILING FEE

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
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Transaction Valuation:    $21,021,000(a)          Amount of Filing Fee:    $4,204.20(b)
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

(a)        Calculated as the aggregate maximum purchase price to be paid for 2,100,000 shares in the offer, based upon the net asset value per share of $10.01 on May 7, 1998.

(b)        Calculated as 1/50th of 1% of the Transaction Valuation.

/ /        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
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
Form or Registration
 No.:
                          -----------------------------------------------------------------
Filing Party:
                          -----------------------------------------------------------------
Date of Filing:
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

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
ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is GT Global Floating Rate Fund, Inc., a closed-end investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 50 California Street, 27th Floor, San Francisco, California 94111.

    (b) The title of the securities being sought is shares of common stock, par value $0.001 per share (the "Shares"). As of May 7, 1998, there were approximately 21,126,787 Shares issued and outstanding.

    The Fund is seeking tenders for up to 2,100,000 Shares (the "Offer"), at net asset value per Share (the "NAV") calculated on the day the tender offer terminates, less any "Early Withdrawal Charge," upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 1998 (the "Offer to Purchase"). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and
Section 1 ("Price; Number of Shares") of the Offer to Purchase, which are incorporated herein by reference. GT Global, Inc. ("GT Global"), the Fund's affiliated distributor, currently anticipates tendering approximately
500,000 shares pursuant to the Offer. The Fund has been informed that no other Director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer.

    (c) The Shares are not currently traded on an established trading market.

    (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 10 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 8 ("Purpose of the Offer"), Section 9 ("Certain Effects of the Offer") and Section 10 ("Source and Amount of Funds") of the Offer to Purchase, which are incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. Reference is also made to the pending sale of the Fund's investment adviser and distributor to AMVESCAP PLC and related corporate transactions, which are described in Section 12 ("Certain Information About the Fund") of the Offer to Purchase, which is incorporated herein by reference. The Fund otherwise has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund; (d) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;
(e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or
(g) changes in the Fund's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person. Paragraphs (h) through (j) of this Item 3 are not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Except for the issuance by the Fund of approximately 1,484,630 Shares during the past 40 business days, all at prices equal to NAV on the date of sale, and the Fund's purchase of approximately 316,440 Shares in its last offer to purchase, which expired on March 31, 1998, there have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The Fund does not know of any contract, arrangement, understanding or relationship relating directly or indirectly, to the Offer (whether or not legally enforceable) between the Fund, any of the Fund's executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

    (a) Reference is hereby made to the financial statements included as Exhibit
(g)(1) hereto, which are incorporated herein by reference.

    (b) None.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) None.

    (c) Not applicable.

    (d) None.

    (e) On January 30, 1998, Liechtenstein Global Trust ("LGT"), the indirect parent organization of GT Global, Chancellor LGT Senior Secured Asset Management, Inc. ("Chancellor SSM") and Chancellor LGT Asset Management, Inc. ("Chancellor LGT"), entered into an agreement with AMVESCAP PLC ("AMVESCAP") pursuant to which AMVESCAP will acquire LGT's Asset Management Division, which includes Chancellor SSM and Chancellor LGT. AMVESCAP is a holding company formed in 1997 by the merger of INVESCO PLC and A I M Management Group Inc. Consummation of the purchase is subject to a number of contingencies, including regulatory approvals. The transaction would constitute an assignment of, and thereby result in the termination of, the Fund's investment management agreement with Chancellor SSM and sub-advisory agreement with Chancellor LGT. Accordingly, the Portfolio's Board of Trustees and the Fund's Board of Directors have approved, subject to shareholder approval, new investment management and administration agreements between A I M Advisors, Inc. ("AIM"), a wholly-owned subsidiary of AMVESCAP, and the Portfolio, sub-advisory and sub-administration agreements between AIM and Chancellor SSM, and sub-sub-advisory and sub-sub-administration agreements between Chancellor SSM and Chancellor LGT. Chancellor SSM and Chancellor LGT will become separate, indirect wholly-owned subsidiaries of AMVESCAP. Under the new agreements, AIM would serve as investment manager and administrator of the Portfolio, Chancellor SSM would serve as investment sub-adviser and sub-administrator of the Portfolio, and Chancellor LGT would serve as sub-sub-adviser and sub-sub-administrator of certain assets of the Portfolio.

The Board of Directors of the Fund has also approved the following matters, subject to shareholder and any required regulatory approval:

     1. Nomination of William J. Guilfoyle, C. Derek Anderson, Frank S. Bayley, Arthur C. Patterson and Ruth H. Quigley to serve as directors of the Fund.

     2. Amendments to the fundamental investment restrictions of the Fund.

     3. The reorganization of the Fund from a Maryland corporation into a Delaware business trust.

     4. Conversion of the Fund and Portfolio to "interval" status.

        In addition, the Board has approved new distribution agreements for the Fund pursuant to which A I M Distributors, Inc. ("AIM Distributors"), a wholly-owned subsidiary of AMVESCAP, would serve as the Fund's principal underwriter. Implementation of the new distribution arrangements is contingent upon (1) shareholder approval of the new investment advisory arrangements; and (2) the consummation of the Purchase.

        A special meeting of shareholders of the Fund will be held on May 20, 1998 to consider and vote on, among other proposals, the matters noted above that require shareholder approvals. If the matters are approved by shareholders and the Purchase consummated, it is anticipated that the election of the Fund's directors, the new investment advisory and distribution arrangements and the amendments to the fundamental investment restrictions of the Fund will become effective on or about June 1, 1998, and that the reorganization of the Fund into a Delaware business trust and the conversion of the Fund and the Portfolio to "interval" status will occur as soon as all required regulatory approvals are obtained.

        Effective February 27, 1998, the portfolio manager for the Fund is Anthony R. Clemente, who for the past five years has been a Vice President in the fixed income department of Merrill Lynch Asset Management L.P. and who previously assisted in all aspects of development, marketing and management of Merrill Lynch Senior Floating Rate Fund, Inc. and Merrill Lynch Prime Rate Portfolio. Also effective February 27, 1998, day-to-day management of the assets that are managed by Chancellor LGT will be provided by Parag Saxena, who for the past five years has been a Managing Director of Chancellor LGT. On October 31, 1996, Chancellor Capital Management, Inc. ("Chancellor Capital") merged with LGT Asset Management, Inc., and the resulting entity was renamed Chancellor LGT Asset Management, Inc. Prior to October 31, 1996, Mr. Saxena was an employee only of Chancellor Capital.

        The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(i)  Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii) Offer to Purchase.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Letter to Shareholders.
(b)(1)     Credit Agreement by and among The First National Bank of Boston and certain
           GT Global Funds.*
(b)(2)     First Amendment to Credit Agreement by and among Bank Boston,
           N.A., formerly known as The First National Bank of
           Boston, and certain GT Global Funds.*
(b)(3)     Credit Agreement by and among State Street Bank and Trust Company and certain GT Global Funds.*
(b)(4)     Second Amendment to Credit Agreement by and among BankBoston,
           N.A., formerly known as The First National Bank of Boston, and certain GT Global Funds.**
(c)-(f)    Not Applicable.
(g)(1)     Audited Financial Statements of the Fund for the period May 1,
           1997 (commencement of operations) to December 31, 1997.

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           *  Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on August 25, 1997.
           ** Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on March 3, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GT GLOBAL FLOATING RATE FUND, INC.

                                          By:  /s/  MICHAEL A. SILVER
            --------------------------------------------------------------------

                                          Michael A. Silver, Assistant
                                          Secretary

May 18, 1998

                                 EXHIBIT INDEX

 EXHIBIT
----------
(a)(1)(i)   Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii)  Offer to Purchase.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Letter to Shareholders.
(b)(1)      Credit Agreement by and among BankBoston, N.A., formerly known as
            The First National Bank of Boston, and certain GT Global Funds.*
(b)(2)      First Amendment to Credit Agreement by and among BankBoston, N.A., formerly known as the First National Bank of Boston, and certain GT
            Global Funds.*
(b)(3)      Credit Agreement by and among State Street Bank and Trust Company and certain GT Global Funds.*
(b)(4)      Second Amendment to Credit Agreement by and among BankBoston,
            N.A., formerly known as The First National Bank
            of Boston, and certain GT Global Funds.**
(c)-(f)     Not Applicable.
(g)(1)      Audited Financial Statements of the Fund for the period May 1,
            1997 (commencement of operations) to December 31, 1997.

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           *  Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on August 25, 1997.
           ** Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on March 3, 1998.